EXHIBIT 99.1

Final

Mogo Reports First Quarter 2022 Financial Results

Record Q1 revenue of $17.3 million, up 51% year over year

Record gross profit of $12.3 million, up 30% year over year

Member base increases 62% year over year to 1.94 million

Company provides updated outlook for 2022

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, May 12, 2022 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the first quarter ended March 31, 2022.

“We delivered 51% revenue growth and record quarterly gross profit while approaching 2 million members on the Mogo platform, up 62% from this time last year,” said David Feller, Mogo’s Founder and CEO. “During periods of market volatility, the recurring nature of our revenue base – roughly 95% recurring – continues to serve us well. Looking ahead, we remain as committed as ever to bringing Canadian consumers the best tools and products to help them achieve financial freedom, while making a positive impact with their money. Our team continues to be focused on building out the leading next gen digital wealth platform, including the upcoming rollout of MogoTrade, our commission-free stock trading app. The current challenging conditions in equity markets do not change our view of the long-term growth potential for MogoTrade given the massive addressable market and the opportunity for digital disruption, and we couldn’t be more excited about the products we are building.”

Key Financial Highlights for Q1 2022

•

Total revenue increased 51% over the comparable quarter in 2021 to a record $17.3 million, driven by subscription and services revenue, which increased 78% over the comparable quarter in 2021 to $10.7 million.

•	Gross profit increased 30% to $12.3 million (71.4% margin), compared to $9.5 million (83.0% margin) in Q1 2021.
•	Contribution[1] increased 17% to $7.4 million, compared to $6.3 million in Q1 2021.
•

Adjusted EBITDA[1] loss of $5.5 million, compared with Adjusted EBITDA loss of $1.1 million in Q1 2021, reflecting increased growth investments in the Company’s platform and products, particularly for MogoTrade.

•	Adjusted net loss[1] of $10.8 million, compared with $5.7 million in Q1 2021.
•

Net loss increased to $18.9 million in Q1 2022, compared with $2.8 million in Q1 2021. The year-over-year change reflects increased growth spend, Mogo’s share of Coinsquare’s net loss during the quarter of $5.6 million (versus net income of nil in Q1 2021), and an unrealized loss on Mogo’s investment portfolio of $0.4 million in the current period compared to a gain of $5.8 million in the same period last year.

•

Ended the quarter with combined cash, digital assets and investment portfolio of $74.8 million[2] which excludes the company’s investment in cryptocurrency platform Coinsquare, which had a book value of $98.3 million as at March 31, 2022.

•	Approved a share repurchase program with authorization to purchase up to US$10 million of common shares.

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“Our diversified and primarily recurring revenue base proved resilient in the first quarter as we continued to show strong growth during a more challenging period for many fintechs,” said Greg Feller, President and CFO of Mogo. “Although we are continuing to make substantial investments in new products and our platform given our view of the long-term opportunity, we continue to have control of our growth investment dials should we find it necessary to moderate our investments and move more quickly towards profitability.  Importantly, we maintain a strong financial position which, when combined with the proven profitability of our model, gives us the conviction of our investments in important growth areas including MogoTrade, our MogoWealth platform and our Carta Worldwide payments division. These products open up substantial new markets for Mogo and we believe position the company very well in the Canadian market for driving additional growth in 2023 and beyond.”

Business & Operations Highlights

•	Continued phased rollout of MogoTrade commission-free stock trading solution in advance of the full rollout planned in Q2 2022.
•

Mogo’s total member base increased by approximately 62%, from 1,195,000 members as at March 31, 2021 to 1,941,000 members as at March 31, 2022. Q1 2022 represents the third quarter in a row of increased organic net member additions.

•	MogoWealth ended the quarter with assets under management of approximately $318.0 million[3].
•

Formed Mogo Ventures to manage its investment portfolio of approximately $119 million[4] (as at March 31, 2022) spread across investments in private and public companies in the software, crypto, e-gaming and NFT industries, as well as digital assets.

•

Allan Smith was appointed Head of Carta Worldwide, bringing 15 years of global leadership experience in progressively demanding roles in Fortune 50 as well as hyper-growth SaaS and fintech companies, including SoFi / Galileo (NASDAQ:SOFI).

Financial Outlook

Mogo updated its full-year 2022 outlook, reflecting a shift in the rollout timeline and expected contribution from MogoTrade, as well as the deferral of certain customer program rollouts in its payments processing subsidiary, Carta Worldwide, to 2023. In fiscal year 2022:

•	Total revenues are expected to grow between 20% to 25% year over year to $69 to $72 million. This compares to previous guidance of $75 to $80 million.
•

The Company now expects improving adjusted EBITDA as a percentage of revenue beginning in Q2 2022 (versus previously communicated guidance of improving adjusted EBITDA as a percentage of revenue in the second half of the year).

1Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2022.

2Includes cash and cash equivalents of $53.9 million, investment portfolio of $19.3 million, and digital assets of $1.6 million. Portfolio excludes warrants held in Coinsquare.

3 Mogo’s total assets under management (“AUM”) is comprised of order execution only accounts, separately managed accounts for retail portfolio management clients that are managed on a discretionary basis and assets managed under investment fund or sub advisory mandates.

4 Includes investment portfolio of $19.3 million, digital assets of $1.6 million and investment in Coinsquare of $98.3 million. Portfolio excludes warrants held in Coinsquare.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2022 financial results at 3:00 p.m. EDT on May 11, 2022. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted net loss and contribution, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended March 31, 2022, which is available at www.sedar.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Contribution

($000s)
	Three months ended
	March 31, 2022	March 31, 2021
Gross profit	$12,318	$9,473
Less:
Customer service and operations	4,021	2,162
Credit facility interest expense	933	996
Contribution	7,364	6,315

Adjusted EBITDA

($000s)
	Three months ended
	March 31, 2022	March 31, 2021
Net loss before tax	$(18,946)	$(2,809)
Depreciation and amortization	3,180	2,418
Stock-based compensation	3,611	557
Non-cash warrant expense	—	269
Credit facility interest expense	933	996
Debenture and other financing expense	810	952
Accretion related to debentures and convertible debentures	309	310
Share of loss in investment accounted for using the equity method	5,563	—
Revaluation gains	(1,148)	(5,262)
Other non-operating expenses	143	1,511
Adjusted EBITDA	(5,545)	(1,058)

Adjusted net loss

($000s)
	Three months ended
	March 31, 2022	March 31, 2021
Net loss before tax	$(18,946)	$(2,809)
Stock-based compensation	3,611	557
Non-cash warrant expense	—	269
Share of loss in investment accounted for using the equity method	5,563	—
Revaluation gains	(1,148)	(5,262)
Other non-operating expenses	143	1,511
Adjusted net loss	(10,777)	(5,734)

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Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the timing of the rollout of MogoTrade and its growth potential, the Company’s expectations for growth in 2023 and beyond and its financial outlook for 2022, including total revenue and adjusted EBITDA as a percentage of revenue. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its 1.9 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit score monitoring and ID fraud protection and access personal loans and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

Investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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